EXHIBIT 12.1

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE NINE MONTHS ENDED SEPTEMBER, 2001 AND 2000
(Dollars in thousands)

	2001	2000

	(Unaudited)
Earnings:
Net Income	$368,223	$317,201
Add:
Provision for income taxes	195,589	171,060
Fixed charges	685,362	663,891
Less:
Capitalized interest	44,220	35,583

Earnings as adjusted (A)	$1,204,954	$1,116,569

Preferred dividend requirements	$11,678	$13,596
Ratio of income before provision for income taxes to net income	153%	154%

Preferred dividend factor on pretax basis	$17,751	$20,938
Fixed Charges:
Interest expense	594,567	565,880
Capitalized interest	44,220	35,583
Interest factor of rents	46,575	62,428

Fixed charges as adjusted (B)	685,362	663,891

Fixed charges and preferred stock dividends (C)	$703,113	$684,829

Ratio of earnings to fixed charges (A) divided by (B)	1.76x	1.68x

Ratio of earnings to fixed charges and preferred stock dividends (A) divided by (C)	1.71x	1.63x